Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES: **SASOL LIMITED | RESULTS OF THE GENERAL MEETING AND ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY, 20 NOVEMBER 2020**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or the "Company")

RESULTS OF THE GENERAL MEETING AND ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY, 20 NOVEMBER 2020

General Meeting

Sasol shareholders are advised that at the general meeting of Sasol shareholders held on Friday, 20 November 2020, all the resolutions tabled thereat were passed by the requisite majority of voting rights.

Details of the results of voting at the general meeting are as follows:

Resolutions proposed	Total number of shares voted	Percentage shares voted*	Percentage For **	Percentage Against**	Percentage Abstained*
Ordinary Resolution 1: Approve Matters Relating to the Transaction Material Agreements as a Category 1 Transaction in Terms of the JSE Listings Requirements	408 912 753	64.51	99.08	0.59	0.33
Ordinary Resolution 2: Authorise Ratification of Approved Resolutions	408 912 753	64.51	99.05	0.63	0.33

* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 633 829 766, as at Friday, 13 November 2020, being the Record Date of the general meeting.
**Based on the total number of shares that voted at the annual general meeting, excluding abstentions

Annual General Meeting

Sasol shareholders are advised that at the annual general meeting of Sasol held on Friday, 20 November 2020, the audited annual financial statements of the Company, and of the Sasol group, including the reports of the directors, external auditors, audit committee and the safety, social and ethics committee, for the financial year ended 30 June 2020 were presented.

Details of the results of voting at the annual general meeting are as follows:

Resolutions proposed	Total number of shares voted	Percentage shares voted*	Percentage For **	Percentage Against**	Percentage Abstained*
Ordinary Resolution 1.1: Re-election of a director in terms of clause 22.2.1 of the Company's memorandum of incorporation (MOI) - C Beggs	419 134 849	66.13	75.95	23.61	0.44
Ordinary Resolution 1.2: Re-election of a director in terms of clause 22.2.1 of the Company's MOI - N N A Matyumza	419 134 849	66.13	87.77	11.78	0.45
Ordinary Resolution 1.3: Re-election of a director in terms of clause 22.2.1 of the Company's MOI - Z M Mkhize	419 134 849	66.13	81.66	17.89	0.46
Ordinary Resolution 1.4: Re-election of a director in terms of clause 22.2.1 of the Company's MOI - M E K Nkeli	419 134 849	66.13	81.79	17.75	0.46

Resolution					
Ordinary Resolution 1.5: Re-election of a director in terms of clause 22.2.1 of the Company's MOI – S Westwell	419 134 849	66.13	75.72	23.82	0.46
Ordinary Resolution 2: Election of a director in terms of clause 22.4.1 of the Company's MOI – K C Harper	419 134 849	66.13	99.48	0.07	0.45
Ordinary Resolution 3: Appointment of PricewaterhouseCoopers Inc. as the independent auditor	419 134 849	66.13	92.25	7.34	0.41
Ordinary Resolution 4.1: Appointment of audit committee member – C Beggs (subject to him having been re-elected as a director in terms of ordinary resolution number 1.1)	419 134 849	66.13	83.52	16.11	0.36
Ordinary Resolution 4.2: Appointment of audit committee member – K C Harper	419 134 849	66.13	99.56	0.07	0.36
Ordinary Resolution 4.3: Appointment of audit committee member – G B M Kennealy	419 134 849	66.13	97.31	2.33	0.36
Ordinary Resolution 4.4: Appointment of audit committee member – N N A Matyumza (subject to her having been re-elected as a director in terms of ordinary resolution number 1.2)	419 134 849	66.13	97.23	2.41	0.36
Ordinary Resolution 4.5: Appointment of audit committee member – S Westwell (subject to him having been re-elected as a director in terms of ordinary resolution number 1.5)	419 134 849	66.13	97.52	2.12	0.36
Ordinary Resolution 5: Non-binding advisory vote on the Company's Remuneration Policy	419 134 849	66.13	71.46	28.04	0.49
Ordinary Resolution 6: Non-binding advisory vote on the Company's Implementation Report of the Remuneration Policy	419 134 849	66.13	43.21	56.26	0.53
Special Resolution 1: Approve the remuneration payable to non-executive directors of the Company for their services as directors from the date of the Annual General Meeting until this resolution is replaced	419 134 549	66.13	76.48	23.15	0.38
Special Resolution 2: Approve financial assistance to be granted by the Company in terms of sections 44 and 45 of the Companies Act	419 134 849	66.13	96.72	2.91	0.37

Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 633 829 766, as at Friday, 13 November 2020, being the Record Date of the annual general meeting.
**Based on the total number of shares that voted at the annual general meeting, excluding abstentions.*

All the resolutions, with the exception of the non-binding advisory votes on Ordinary Resolution 5 - Remuneration Policy and Ordinary Resolution 6 – Implementation Report on the Remuneration Policy, were passed by the requisite number of voting rights exercised.

More than 25% of the votes exercised by shareholders, were voted against the Company's Remuneration Policy (Ordinary Resolution 5) and the Implementation Report of the Remuneration Policy (Ordinary Resolution 6). In terms of the recommendations of the King IV™ Report on Corporate Governance for South Africa, 2016 and paragraph 3.84(k) of the JSE Limited Listings Requirements, the Sasol Remuneration Committee (the Committee), on behalf of the Board, will engage with shareholders to better understand the reasons why they voted against these non-binding advisory endorsements, to enable the Committee to consider these concerns.

Accordingly, any shareholder that voted against the non-binding advisory endorsements and who wishes to engage with the Company regarding these matters, is requested to write to Ms T Sydow via email to investor.relations@sasol.com by close of business 15 January 2021, setting out any reason(s) for voting against the non-binding advisory endorsement(s), and indicating whether such shareholder would be interested in participating in further engagement. The Company will determine the format of such engagement once it has a better understanding as to the number of shareholders who wish to engage with the Company.

23 November 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 November 2020	By: <u>/s/ M M L Mokoka</u>
	Name: M M L Mokoka
	Title: Group Company Secretary